UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2019.
or

¬	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from              to             .
Commission file number 1-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WALMART 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WALMART INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

Walmart 401(k) Plan
Financial Statements and
Supplemental Schedule

As of January 31, 2019 and 2018, and for the year ended January 31, 2019

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Walmart 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Walmart 401(k) Plan (the Plan) as of January 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended January 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended January 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1998.

Rogers, Arkansas
July 18, 2019

Walmart 401(k) Plan
Statements of Net Assets Available for Benefits

	January 31,
	2019	2018
Assets
Cash, noninterest bearing	$-	$170,000
Investments, at fair value	27,644,615,656	29,076,968,639
Notes receivable from participants	1,093,226,607	1,072,859,045
Accrued investment income	7,402,544	5,291,446
Total assets	28,745,244,807	30,155,289,130

Liabilities
Due to broker	29,772,516	5,832,846
Accrued expenses	5,754,807	7,088,626
Total liabilities	35,527,323	12,921,472

Net assets available for benefits	$28,709,717,484	$30,142,367,658
See accompanying notes.

Walmart 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended January 31, 2019
Additions
Investment income (loss):
Net depreciation in fair value of investments	$(1,381,079,267)
Interest and dividends	173,409,014
Net investment loss	(1,207,670,253)

Interest income on notes receivable from participants	52,053,770

Contributions:
Company	1,155,483,232
Participant	1,534,496,748
Rollovers	57,036,180
Total contributions	2,747,016,160

Net additions	1,591,399,677

Deductions
Benefits paid to participants	2,991,167,815
Administrative expenses	37,106,573
Fees on notes receivable from participants	6,691,515
Other, net	2,549,809
Total deductions	3,037,515,712

Net decrease	(1,446,116,035)

Transfers from other plans (See Note 1)	13,465,861

Net assets available for benefits:
Beginning of year	30,142,367,658

End of year	$28,709,717,484

See accompanying notes.

Walmart 401(k) Plan
Notes to Financial Statements
January 31, 2019
1. Description of the Plan
Walmart Inc., ("Walmart" or the "Company") sponsors the Walmart 401(k) Plan (the "Plan"). The following description provides only general information. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the Plan document for a complete description of the Plan's provisions. To the extent not specifically prohibited by statute or regulation, Walmart reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan's assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.
General
The Plan is a defined contribution plan established by the Company on February 1, 1997. Each eligible employee can participate in the Plan beginning on the employee's date of hire. The Plan is subject to the provisions of ERISA.
The responsibility for operation and the investment policy (except for day-to-day administration of the Plan) is vested in the Plan's Benefits Investment Committee. Benefits Investment Committee members are appointed by the Company's Senior Vice President, Global Benefits or successor title. The administration of the Plan is vested in the Senior Vice President, Global Benefits or successor title.
The trustee function of the Plan is performed by The Northern Trust Company ("Northern Trust Company" or the "Trustee"). The Trustee receives and holds contributions made to the Plan trust and invests those contributions as directed by participants according to the policies established by the Benefits Investment Committee. The Benefits Investment Committee directed the Northern Trust Company to enter into a custodial agreement with Bank of America, N.A., a subsidiary of Bank of America Corporation, for the limited purpose of making payouts from the Plan in accordance with the Plan document. Merrill Lynch, Pierce, Fenner & Smith, Inc., which is the record keeper for the Plan, is a subsidiary of Merrill Lynch & Company and ultimately a subsidiary of Bank of America Corporation.
The Plan received transfers from Hayneedle, Inc. 401(k) Plan, ModCloth, Inc. 401(k) Profit Sharing Plan and Bonobos Retirement Plan, totaling $13,465,861 for the year ended January 31, 2019. These plans were merged into the Plan as of October 1, 2018, November 1, 2018 and November 2, 2018, respectively.
Contributions
Eligible associates may elect to contribute up to 50% of their eligible wages, but are not required to contribute to the Plan. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other eligible retirement plans (rollover contributions).
Each eligible employee who has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any Plan year) will receive a Company matching contribution. The Company match is 100% of deferrals up to 6% of each participant's eligible wages for the Plan year. Company matching contributions are contributed to the Plan each payroll period and are calculated based on each participant's cumulative compensation and cumulative elective and catch-up contributions through such payroll period. Rollover contributions into the Plan are not eligible for a Company matching contribution.
Additional types of contributions may be contributed by the Company to the Plan. No such additional types of contributions were made for the Plan year ended January 31, 2019. All contributions are subject to certain limitations in accordance with provisions of the Internal Revenue Code (the Code).
Participant Accounts
Each participant's account is adjusted for administrative expenses and earnings (losses). Adjustments are determined by the investments held in each participant's account, the participant's contribution, and an allocation of the Company's matching contributions to the Plan made on the participant's behalf. Forfeitures of non-vested Profit Sharing contributions are used or allocated to restore account balances of rehired participants or participants whose distributions were previously unclaimed.
Vesting
Participants are immediately vested in all elective, catch-up, rollover, Company matching and qualified non-elective contributions.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to generally the lesser of (a) $50,000 or (b) 50% of their vested account balance. The administrative loan origination fee of $50 per general loan, and $95 per residential loan is paid by the participant and is deducted from the proceeds of the loan. Participants may only have one general purpose loan and one residential loan outstanding at any time. Loan terms range from one to five years for general purpose loans and one to 15 years for residential loans. The loans are secured by the balance in the participant's account and bear fixed interest at the prime rate on the last day of the month preceding the month in which the loan is processed for payment, plus 1%. Generally, payments of principal and interest on the loan will be deducted from an employee's regular pay in equal amounts each pay period beginning with the first pay period following the date of the loan.
Payment of Benefits and Withdrawals
Generally, payment upon a participant's separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant's vested account. However, participants may elect to receive a single lump-sum payment of their profit sharing contributions in whole shares of Walmart equity securities, with partial or fractional shares paid in cash, even if such contributions are not invested in Walmart equity securities. Participants may also elect to receive a single lump-sum payment of the remainder of their accounts in whole shares of Walmart equity securities, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Walmart equity securities as of the date distributions are processed. To the extent the participant's profit sharing contributions are not invested in Walmart equity securities, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).
The Plan permits withdrawals of active participants' elective deferrals and rollover contributions in amounts necessary to satisfy financial hardship as defined by the Internal Revenue Service (IRS), and loans. In-service withdrawal of vested balances may be elected by participants who have reached 59 1/2 years of age. Rollovers may be distributed at any time.

Investment Options
A participant may direct the Trustee to invest any portion of his or her elective deferrals, rollover contributions, Company matching contributions, and qualified non-elective contributions in available investment options. Available investment options may change at any time. Participant investment options at January 31, 2019, include funds with a variety of equity securities, mutual funds, fixed income, and collective investment trusts/collective trust funds. Participants may change their elections at any time at the option level.
A participant may direct the Trustee to invest any portion of his or her profit sharing contributions in available investment options, including Walmart equity securities, or any of the investment options for elective contributions described previously.
Participant investments not directed by the participant are invested by the Trustee as determined by the Benefits Investment Committee.

2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Participant contributions are accrued for pay periods ended prior to the Plan's year-end. Company contributions are recorded when paid to the Plan. Walmart contributions to the Plan related to the Plan Year ended January 31, 2019, were paid throughout the Plan Year.
Use of Estimates
The preparation of the financial statements in accordance with U.S. generally accepted accounting principles requires Plan management to use estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by the Trustee. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments includes the gains and losses on investments bought and sold, as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Principal and interest from the repayment of loans are allocated to participants' investment accounts in accordance with each participant's investment election in effect at the repayment date. Related fees are recorded as fees on notes receivable from participants and are recorded when earned. No allowances for credit losses have been recorded as of January 31, 2019 and 2018. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Benefit Payments
Benefit payments are recorded when paid. There were benefits in the amount of $19,510,903, requested before year-end that were paid after year-end.
Expenses
The Plan allows certain administrative expenses to be paid from Plan assets, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. The Plan does not reimburse for these expenses. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in fees on notes receivable from participants. Investment related expenses that are indirect are included in net depreciation of fair value of investments and direct expenses are included in administrative expenses.
New Accounting Pronouncements
In July 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-09, which among other things amends an illustrative example of a fair value hierarchy disclosure contained in FASB Accounting Standards Codification (ASC) Subtopic 962-325, Plan Accounting – Defined Contribution Pension Plans – Investments – Other to avoid the interpretation that common collective trust funds would never have a readily determinable fair value and, would always be considered eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether the its investments qualify for the net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement. The effective date is for annual periods beginning after December 15, 2018. The Plan will adopt ASU 2018-09 for the year ending January 31, 2020. Management is currently evaluating this ASU to determine its impact to the Plan's financial statements and it is not expected to have a material impact to the Plan's net assets available for benefits.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates, amends and adds disclosure requirements and is applicable to all entities that are required under accounting principles generally accepted in the United States of America to disclose recurring and nonrecurring fair value measurements.   ASU 2018-13 is effective for all reporting periods beginning after December 15, 2019, though early adoption is permitted for any eliminated or modified disclosure requirements.  The Plan will adopt ASU 2018-13 for the year ending January 31, 2021. Management is currently evaluating this ASU to determine its impact to the Plan's financial statements and it is not expected to have a material impact to the Plan's net assets available for benefits.

3. Fair Value Measurements
Accounting guidance provides a framework for measuring fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Unadjusted quoted prices for identical, unrestricted assets or liabilities in active markets that a plan has the ability to access.
Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3	Significant unobservable inputs.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at January 31, 2019 and 2018. During the year ended January 31, 2019, there were no transfers of financial instruments into or out of Level 1 or Level 2. The Plan had no Level 3 measurements during the year ended January 31, 2019 or 2018. Following is a description of the valuation methodologies used for assets measured at fair value:
Walmart Inc. equity securities - Valued at exchange quoted market prices on the last business day of the Plan year.
Common stocks - Valued at exchange quoted market prices on the last business day of the Plan year.
Cash equivalent - Valued at amortized cost, which approximates fair value.
Mutual funds - Valued at quoted market prices on the last business day of the Plan year.
Government securities - Valued using pricing models maximizing the use of observable inputs for similar securities.
Corporate bonds - Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.
Asset-backed and mortgage-backed securities - Valued on the basis of the timing and certainty of the cash flows compared to investments with similar durations.
Collective investment trusts/collective trust funds - Stated at fair value as determined by the issuers of the funds on the fair market value of the underlying investments, which is valued at net asset value (NAV) as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.
103-12 Investment Entity - Stated at fair value as determined by the issuer of the fund on the fair market value of the underlying investments, which is valued at NAV as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Investments measured at fair value on a recurring basis consisted of the following types of instruments:

	Fair Value Measurements as of January 31, 2019
	Level 1	Level 2	Total
Walmart Inc. equity securities	$3,322,622,935	$-	$3,322,622,935
Common stocks	667,083,141	-	667,083,141
Cash equivalent	11,264,318	-	11,264,318
Mutual funds	440,077,619	-	440,077,619
Government securities	-	599,689,498	599,689,498
Corporate bonds	-	242,029,929	242,029,929
Asset-backed securities	-	90,446,825	90,446,825
Mortgage-backed securities	-	29,732,922	29,732,922
Total assets in the fair value hierarchy	$4,441,048,013	$961,899,174	5,402,947,187
Investments measured at NAV*			22,241,668,469
Total investments at fair value			$27,644,615,656

	Fair Value Measurements as of January 31, 2018
	Level 1	Level 2	Total
Walmart Inc. equity securities	$4,055,842,713	$-	$4,055,842,713
Common stocks	2,087,799,317	-	2,087,799,317
Cash equivalent	11,273,390	-	11,273,390
Mutual funds	1,467,008,488	-	1,467,008,488
Government securities	-	410,128,244	410,128,244
Corporate bonds	-	198,723,836	198,723,836
Asset-backed securities	-	102,708,757	102,708,757
Mortgage-backed securities	-	26,398,153	26,398,153
Total assets in the fair value hierarchy	$7,621,923,908	$737,958,990	8,359,882,898
Investments measured at NAV*			20,717,085,741
Total Investments at fair value			$29,076,968,639

*In accordance with ASC Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the statements of net assets available for benefits.

4. Investments Measured Using NAV per Share as a Practical Expedient
The following table summarizes investments for which fair value is measured using NAV per share as a practical expedient as of January 31, 2019 and 2018. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Fair Value as of January 31,		Unfunded commitments	Redemption frequency (if currently eligible)	Redemption notice
Investments	2019	2018
Collective investment trusts/collective trust funds	$22,241,668,469	$20,269,367,509	N/A	Daily	N/A
103-12 Investment Entity	-	447,718,232	N/A	Daily	N/A
Total investments measured at NAV	$22,241,668,469	$20,717,085,741

5. Related Party and Party-In-Interest Transactions
Certain Plan investments are managed by The Northern Trust Company, Bank of America, N.A., Merrill Lynch & Company, and other companies that provide investment management services to the Plan. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.
A portion of the Plan's assets are invested in common stock of the Company. Because Walmart is the sponsor of the Plan, transactions involving Company stock qualify as party-in-interest transactions.
6. Plan Termination
While there is no intention to do so, the Company may terminate the Plan and discontinue its contributions at any time subject to the provisions of ERISA. In the event of complete or partial Plan termination, any unvested amounts in participants' accounts shall become fully vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.
7. Tax Status
The Plan has received a determination letter from the IRS dated April 3, 2015, stating that the Plan and related trust is designed in accordance with applicable sections of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Processes are in place to prevent operational failures, but when they occur, the Administrator takes corrective action to preserve the tax qualification of the Plan. Specifically, the Administrator has corrected, and will continue to correct, operational failures in a manner permitted under the Employee Plans Compliance Resolution System of the IRS in order to preserve the Plan's tax favored qualification. Although the Plan has been amended and restated since receiving the determination letter, the Administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
8. Risks and Uncertainties
The Trustee holds the Plan's investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment companies. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported on the Statements of Net Assets Available for Benefits. The Plan's exposure to a concentration of risk is limited by the diversification of investments across multiple investment fund options. Additionally, the investments within each investment fund option are further diversified into varied financial instruments.
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	January 31,
	2019	2018
Net assets available for benefits per the financial statements	$28,709,717,484	$30,142,367,658
Less: Benefits payable per the Form 5500	(19,510,903)	(21,247,561)
Net assets available for benefits per the Form 5500	$28,690,206,581	$30,121,120,097

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 for the year ended January 31, 2019:

Net decrease in net assets available for benefits per the financial statements	$(1,446,116,035)
Less: Benefits payable per the Form 5500 at January 31, 2019	(19,510,903)
Add: Benefits payable per the Form 5500 at January 31, 2018	21,247,561
Net decrease per the Form 5500	$(1,444,379,377)
Benefits payable are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date.

Supplemental Schedule
Walmart 401(k) Plan
EIN #71-0415188, Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
January 31, 2019

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Investments
*	Walmart Inc. Equity Securities	Common Stock	**	$3,322,622,935

	Common Stocks
	AAR Corp.	Common Stock	**	2,489,706
	Aaron's Inc.	Common Stock	**	6,398,820
	Aclaris Therapeutics Inc.	Common Stock	**	839,669
	Adamas Pharmaceuticals Inc.	Common Stock	**	499,212
	Adtalem Global Education Inc.	Common Stock	**	3,018,353
	Aegion Corp	Common Stock	**	2,583,616
	Aerie Pharmaceuticals Inc.	Common Stock	**	2,891,542
	Air Transport Services Group Inc.	Common Stock	**	3,090,303
	Akebia Therapeutics Inc.	Common Stock	**	1,372,883
	Alarm.com Holdings Inc.	Common Stock	**	2,160,450
	Albany International Corp.	Common Stock	**	2,181,672
	Allegheny Technologies Inc.	Common Stock	**	3,749,444
	American Woodmark Corp.	Common Stock	**	1,888,650
	Amerisafe Inc.	Common Stock	**	1,556,661
	AMN Healthcare Services Inc.	Common Stock	**	4,853,678
	Amyris Inc.	Common Stock	**	407,946
	Apergy Corp	Common Stock	**	1,965,862
	Argo Group International Holdings	Common Stock	**	2,295,255
	Axos Financial Inc.	Common Stock	**	1,630,271
	Banner Corp	Common Stock	**	3,867,540
	Beacon Roofing Supply Inc.	Common Stock	**	4,497,291
	Berkshire Hills Bancorp Inc.	Common Stock	**	2,077,840
	Big Lots Inc.	Common Stock	**	1,104,499
	Biospecifics Technologies Corp	Common Stock	**	4,385,630
	Bio-Techne Corp	Common Stock	**	6,026,721
	BJs Restaurants Inc.	Common Stock	**	781,982
	Black Hills Corp	Common Stock	**	3,491,243
	Black Knight Inc.	Common Stock	**	5,094,412
	Blackbaud Inc.	Common Stock	**	3,287,944
	Blackline Inc.	Common Stock	**	6,134,870
	Blackrock TCP Capital Corp	Common Stock	**	838,265
	Blucora Inc.	Common Stock	**	2,330,552
	Boingo Wireless Inc.	Common Stock, Class A	**	3,532,374
	Booz Allen Hamilton Holding Corp	Common Stock, Class C	**	3,534,904
	Brady Corp	Common Stock	**	3,175,528
	Brandywine Realty Trust	Common Stock	**	4,594,313
	Bright Horizons Family Solutions Inc.	Common Stock	**	4,468,568
	Brooks Automation Inc.	Common Stock	**	4,994,653
	Brown & Brown Inc.	Common Stock	**	3,484,628
	Brunswick Corp	Common Stock	**	1,140,452

Caci International Inc.	Common Stock	**	3,824,243
CalAmp Corp	Common Stock	**	771,439
Calavo Growers Inc.	Common Stock	**	2,583,180
California Water Service Group	Common Stock	**	3,502,054
Callon Petroleum Co	Common Stock	**	3,001,283
Cantel Med Corp	Common Stock	**	2,942,030
Carbonite Inc.	Common Stock	**	1,470,349
Cars.com Inc.	Common Stock	**	3,799,804
Carter's Inc.	Common Stock	**	2,559,538
Casella Waste Systems, Inc.	Common Stock	**	1,115,193
Cathay General Bancorp	Common Stock	**	4,061,039
Century Casinos Inc.	Common Stock	**	2,424,349
Ceva Inc.	Common Stock	**	3,998,266
Chemical Financial Corp	Common Stock	**	3,373,403
Cision Ltd	Common Stock	**	1,478,390
CNO Financial Group Inc.	Common Stock	**	3,520,483
Coda Octopus Group Inc.	Common Stock	**	313,645
Cogent Communications Holdings Inc.	Common Stock	**	4,755,368
Collegium Pharmaceutical Inc.	Common Stock	**	3,778,216
Cooper Tire & Rubber Co	Common Stock	**	2,418,099
Corecivic Inc.	Common Stock	**	2,496,169
CoStar Group Inc..	Common Stock	**	3,552,217
Criteo S A	Common Stock	**	1,204,936
CSW Industrials Inc.	Common Stock	**	1,712,507
Culp Inc.	Common Stock	**	617,599
Cyber-Ark Software Ltd	Common Stock	**	2,468,250
Cypress Semiconductor Corp.	Common Stock	**	1,795,250
Dana Inc.	Common Stock	**	2,887,918
Delek Us Holdings Inc.	Common Stock	**	2,784,807
Dennys Corp	Common Stock	**	625,359
Descartes Sys Group Inc.	Common Stock	**	1,555,609
Dexcom Inc.	Common Stock	**	4,046,010
Douglas Dynamics Inc.	Common Stock	**	4,405,565
Dunkin Brands Group Inc.	Common Stock	**	1,855,079
Echo Global Logistics Inc.	Common Stock	**	2,171,854
El Paso Electric Co.	Common Stock	**	2,342,497
EMCOR Group Inc.	Common Stock	**	2,513,377
Emergent Biosolutions Inc.	Common Stock	**	1,562,308
Enterprise Financial Services Corp.	Common Stock	**	2,567,704
Envestnet Inc.	Common Stock	**	2,776,841
Eventbrite Inc.	Common Stock	**	3,307,762
Evercore Inc.	Common Stock	**	3,496,690
Evertec Inc.	Common Stock	**	2,288,115
EVO Payments Inc.	Common Stock	**	2,601,189
Exponent Inc.	Common Stock	**	1,664,467
Fabrinet	Common Stock	**	2,317,651
Federal Agricultural Mortgage Corp	Common Stock	**	2,936,903
First Bancorp	Common Stock	**	2,620,782
First Busey Corp	Common Stock	**	2,863,717
First Financial Bancorp Ohio	Common Stock	**	3,447,914
First Merchants Corp	Common Stock	**	2,908,422
Firstcash Inc.	Common Stock	**	2,326,587
Flagstar Bancorp Inc.	Common Stock	**	3,584,770
Franklin Covey Co	Common Stock	**	2,048,725

Franklin Electric Inc.	Common Stock	**	1,918,224
Genesee & Wyoming Inc.	Common Stock	**	3,893,414
Gibraltar Industries Inc.	Common Stock	**	4,285,023
G-III Apparel Group Ltd.	Common Stock	**	872,064
Graftech International Ltd.	Common Stock	**	2,223,573
Graphic Packaging Holding Co.	Common Stock	**	1,825,588
Green Dot Corporation	Common Stock	**	1,237,985
Guidewire Software Inc.	Common Stock	**	4,109,065
Hamilton Lane Inc.	Common Stock	**	3,395,452
Healthcare Services Group Inc.	Common Stock	**	7,577,797
Heartland Financial USA Inc.	Common Stock	**	3,244,238
Heico Corp	Common Stock	**	6,240,864
Hillenbrand Inc.	Common Stock	**	1,565,620
Home BancShares, Inc.	Common Stock	**	2,365,780
Horace Mann Educators Corp	Common Stock	**	1,208,058
Hostess Brands Inc.	Common Stock	**	2,181,032
Huron Consulting Group Inc.	Common Stock	**	435,634
Iberiabank Corp	Common Stock	**	4,412,563
Insmed Inc.	Common Stock	**	1,303,016
Integra LifeSciences Holdings Corp	Common Stock	**	2,775,296
Invesco Mortgage Capital Inc.	Common Stock	**	2,951,291
Ituran Location & Control	Common Stock	**	1,537,249
John Bean Technologies Corp	Common Stock	**	4,259,652
Kar Auction Services Inc.	Common Stock	**	2,526,386
Kite Realty Group Trust	Common Stock	**	2,379,171
Korn Ferry	Common Stock	**	2,859,667
Kosmos Energy Ltd	Common Stock	**	1,706,751
Ladder Capital Corp	Common Stock	**	2,854,384
Lakeland Financial Corp	Common Stock	**	1,972,314
Landstar System, Inc.	Common Stock	**	2,572,514
Lantheus Holdings Inc.	Common Stock	**	1,342,236
Lattice Semiconductor Corp	Common Stock	**	1,412,190
La-Z-Boy, Inc.	Common Stock	**	3,430,766
LCI Industries	Common Stock	**	799,503
Lemaitre Vascular Inc.	Common Stock	**	1,335,827
Lindblad Expeditions Holdings Inc.	Common Stock	**	1,218,037
Lithia Motors, Inc.	Common Stock	**	2,761,275
Littelfuse Inc.	Common Stock	**	4,424,278
LivaNova PLC	Common Stock	**	2,107,204
LogMein Inc.	Common Stock	**	1,620,874
LPL Financial Holdings, Inc.	Common Stock	**	4,257,385
Lydall Inc.	Common Stock	**	524,804
M/I Homes Inc.	Common Stock	**	3,014,430
Masonite International Corp	Common Stock	**	1,030,744
MaxLinear Inc.	Common Stock	**	2,427,485
Medifast Inc.	Common Stock	**	800,340
Meredith Corporation	Common Stock	**	2,245,204
Meridian Bioscience Inc.	Common Stock	**	971,108
Mesa Labs Inc.	Common Stock	**	4,200,319
MGIC Investment Corp	Common Stock	**	3,082,872
MGP Ingredients Inc.	Common Stock	**	2,850,422
Milacron Holdings Corp	Common Stock	**	3,666,663
MINDBODY Inc..	Common Stock	**	2,122,884
Minerals Technologies Inc.	Common Stock	**	3,322,969

Mix Telematics Ltd	Common Stock	**	1,889,496
MKS Instruments Inc.	Common Stock	**	1,721,332
Monro Inc.	Common Stock	**	3,286,543
Moog Inc.	Common Stock	**	856,675
MSC Industrial Direct Inc.	Common Stock	**	887,833
National Storage Affiliates Trust	Common Stock	**	1,991,895
Natural Grocers by Vitamin Cottage Inc.	Common Stock	**	1,326,960
Natus Medical Inc.	Common Stock	**	4,483,810
Netgear Inc.	Common Stock	**	2,249,452
Nevro Corp	Common Stock	**	1,083,471
Newpark Resources Inc.	Common Stock	**	1,374,890
Nexstar Media Group Inc.	Common Stock	**	3,432,704
Novanta Inc.	Common Stock	**	4,187,211
NuVasive Inc.	Common Stock	**	1,106,841
Oil States International Inc.	Common Stock	**	542,861
Okta Inc.	Common Stock	**	3,462,225
Optinose Inc.	Common Stock	**	1,790,062
Orthopediatrics Corp	Common Stock	**	3,991,441
Oxford Industries Inc.	Common Stock	**	958,399
Pacific Premier Bancorp Inc.	Common Stock	**	2,806,169
Performance Food Group Company	Common Stock	**	2,760,982
Perspecta Inc.	Common Stock	**	2,680,184
PGT Innovations Inc.	Common Stock	**	1,907,027
Pinnacle Financial Partners Inc.	Common Stock	**	2,223,820
Piper Jaffray Companies, Inc.	Common Stock	**	2,748,568
Plantronics Inc.	Common Stock	**	3,421,976
Platform Specialty Products Corp.	Common Stock	**	2,468,023
Pointer Telocation Ltd	Common Stock	**	1,100,302
Points International Ltd	Common Stock	**	2,617,642
Power Integrations Inc.	Common Stock	**	937,200
PRA Health Sciences Inc..	Common Stock	**	1,676,975
Preferred Apartment Communities Inc.	Common Stock	**	2,216,126
Preferred Bank	Common Stock	**	3,515,746
Presidio Inc.	Common Stock	**	1,156,614
Prestige Consumer Healthcare Inc.	Common Stock	**	1,963,083
Primo Water Corp	Common Stock	**	2,539,795
Progenics Pharmaceuticals Inc.	Common Stock	**	1,321,208
ProPetro Holding Corp	Common Stock	**	4,218,057
Pros Holdings Inc.	Common Stock	**	5,409,364
Puma Biotechnology Inc.	Common Stock	**	2,336,539
Quad / Graphics Inc.	Common Stock	**	1,318,049
Qualys Inc..	Common Stock	**	3,171,844
Quinstreet Inc.	Common Stock	**	1,429,771
Radian Group Inc.	Common Stock	**	3,596,976
Radware Ltd	Common Stock	**	4,139,910
Redfin Corp	Common Stock	**	1,348,673
Regal Beloit Corp	Common Stock	**	1,279,436
Renasant Corp	Common Stock	**	3,637,852
Retail Value Inc.	Common Stock	**	24
REV Group Inc.	Common Stock	**	443,546
Revance Therapeutics Inc.	Common Stock	**	1,363,622
Rhythm Pharmaceuticals Inc.	Common Stock	**	415,705
RLJ Lodging Trust	Common Stock	**	3,766,670
Selective Insurance Group Inc.	Common Stock	**	2,867,809

Shutterfly Inc.	Common Stock	**	3,049,216
Shutterstock Inc.	Common Stock	**	976,564
Silicon Labratories Inc.	Common Stock	**	2,059,763
SiteOne Landscape Supply Inc.	Common Stock	**	4,154,095
South Jersey Industries Inc.	Common Stock	**	2,184,214
Southwest Gas Holdings Inc.	Common Stock	**	4,013,900
Southwestern Energy Co.	Common Stock	**	1,439,653
SP Plus Corporation	Common Stock	**	2,863,282
Spire Inc.	Common Stock	**	7,724,447
Sportsmans Warehouse Holdings Inc.	Common Stock	**	209,491
Stag Industrial Inc.	Common Stock	**	3,803,750
Sterling Bancorp	Common Stock	**	2,516,650
Strategic Education Inc.	Common Stock	**	3,275,983
Summit Hotel Properties Inc.	Common Stock	**	3,171,934
Sun Hydraulics Corp	Common Stock	**	2,423,755
Suncoke Energy Inc.	Common Stock	**	3,322,432
Supernus Pharmaceuticals Inc.	Common Stock	**	2,273,616
Synnex Corp	Common Stock	**	4,295,370
Tegna Inc.	Common Stock	**	2,658,817
Teladoc Health Inc.	Common Stock	**	2,124,763
The Brink's Co.	Common Stock	**	8,934,059
The Meet Group Inc.	Common Stock	**	1,496,806
The Middleby Corp	Common Stock	**	3,648,572
TherapeuticsMD, Inc.	Common Stock	**	1,130,761
Tivo Corp	Common Stock	**	3,719,579
TPI Composites Inc.	Common Stock	**	568,259
TrueCar Inc.	Common Stock	**	748,318
TTM Technologies Inc.	Common Stock	**	2,375,970
Tutor Perini Corp	Common Stock	**	1,534,134
Two Harbors Invesment Corp	Common Stock	**	3,004,446
Tyler Technologies Inc.	Common Stock	**	7,777,412
U S Xpress Enterprises Inc.	Common Stock	**	446,490
Ultimate Software Group Inc.	Common Stock	**	3,549,637
Union Bankshares Corp	Common Stock	**	2,973,741
Unit Corp	Common Stock	**	632,016
United Community Banks Inc.	Common Stock	**	3,374,464
Upland Software Inc.	Common Stock	**	468,756
Utah Medical Products Inc.	Common Stock	**	1,264,996
Vanda Pharmaceuticals Inc.	Common Stock	**	2,140,367
Vapotherm Inc.	Common Stock	**	2,519,956
Venator Materials PLC	Common Stock	**	394,669
Versum Materials LLC	Common Stock	**	1,163,771
Virtu Financial Inc.	Common Stock	**	1,952,659
Vonage Holdings Corp	Common Stock	**	1,960,937
WageWorks Inc.	Common Stock	**	3,004,096
Washington Real Estate Investment Trust	Common Stock	**	3,270,809
Watsco Inc.	Common Stock	**	3,420,356
Wayfair Inc.	Common Stock	**	4,250,989
WD-40 Co.	Common Stock	**	1,966,353
Western Alliance Bancorp	Common Stock	**	2,162,015
Willdan Group Inc.	Common Stock	**	3,827,788
Wintrust Financial Corp	Common Stock	**	3,151,360
Wolverine World Wide Inc.	Common Stock	**	1,193,988
WPX Energy Inc.	Common Stock	**	969,435

	WSFS Financial Corp	Common Stock	**	5,690,487
	Total Other Common Stock			667,083,141

	Cash Equivalent
*	Bank of America, N.A. Merrill Lynch Bank Deposit	Cash Equivalent, .75%	**	11,264,318

	Mutual Funds
	BlackRock Fund Advisors	iShares Russell 2000 Value ETF	**	6,515,124
	PIMCO	All Asset Class Institutional Class	**	433,562,495
	Total Mutual Funds			440,077,619

	Government Securities
	Federal Home Loan Mortgage Corp (FHLMC), Freddie Mac	$1,018,000 par, various rates, due September 25, 2028	**	1,083,658
	FHLMC, Freddie Mac	$1,049,000 par, 6.25%, due July 15, 2032	**	1,404,749
	FHLMC, Freddie Mac	$3,023,000 par, 2.375%, due January 13, 2022	**	3,015,313
	FHLMC, Freddie Mac	$1,886,947 par, 3.0%, due March 01, 2046	**	1,855,494
	FHLMC, Freddie Mac	$1,322,287 par, 3.0%, due April 01, 2046	**	1,300,246
	FHLMC, Freddie Mac	$3,779,639 par, 3.0%, due May 01, 2046	**	3,716,636
	FHLMC, Freddie Mac	$279,712 par, 3.0%, due October 01, 2046	**	275,050
	FHLMC, Freddie Mac	$3,237,606 par, 3.0%, due November 01, 2046	**	3,182,634
	FHLMC, Freddie Mac	$521,376 par, 3.0%, due December 01, 2046	**	512,685
	FHLMC, Freddie Mac	$137,305 par, 3.5%, due December 01, 2046	**	138,422
	FHLMC, Freddie Mac	$304,792 par, 3.5%, due December 01, 2045	**	307,648
	FHLMC, Freddie Mac	$4,352,440 par, 3.5%, due October 01, 2046	**	4,390,532
	FHLMC, Freddie Mac	$423,323 par, 4.5%, due December 01, 2045	**	441,257
	FHLMC, Freddie Mac	$950,124 par, 3.0%, due May 01, 2047	**	935,457
	FHLMC, Freddie Mac	$327,902 par, 4.5%, due March 01, 2047	**	341,952
	FHLMC, Freddie Mac	$2,750,562 par, 4.0%, due September 1, 2047	**	2,834,540
	FHLMC, Freddie Mac	$761,017 par, 3.0%, due March 01, 2047	**	748,099
	FHLMC, Freddie Mac	$264,497 par, 4.0%, due May 1, 2026	**	272,496
	FHLMC, Freddie Mac	$129,084 par, 4.5%, due September 01, 2048	**	136,741
	FHLMC, Freddie Mac	$91,297 par, 4.5%, due September 01, 2048	**	97,022
	FHLMC, Freddie Mac	$98,205 par, 4.5%, due September 01, 2048	**	103,757
	FHLMC, Freddie Mac	$145,102 par, 4.5%, due September 01, 2048	**	153,709
	FHLMC, Freddie Mac	$226,132 par, 4.5%, due December 01, 2043	**	238,095
	FHLMC, Freddie Mac	$1,261,589 par, 4.0%, due May 15, 2044	**	1,298,719
	FHLMC, Freddie Mac	$7,826,762 par, 3.0%, due September 01, 2046	**	7,696,290
	FHLMC, Freddie Mac	$3,009,717 par, 4.0%, due December 01, 2047	**	3,090,110
	FHLMC, Freddie Mac	$2,739,490 par, 3.5%, due January 01, 2048	**	2,756,680
	FHLMC, Freddie Mac	$4,461,638 par, 4.0%, due June 01, 2048	**	4,598,690
	FHLMC, Freddie Mac	$2,723,737 par, 3.5%, due March 01, 2048	**	2,742,504
	FHLMC, Freddie Mac	$1,722,209 par, 3.5%, due March 01, 2048	**	1,733,016
	FHLMC, Freddie Mac	$570,845 par, 3.5%, due July 01, 2046	**	575,782
	FHLMC, Freddie Mac	$305,000 par, 3.0%, no maturity date	**	299,772
	FHLMC, Freddie Mac	$4,270,000 par, 3.5%, no maturity date	**	4,293,600
	FHLMC, Freddie Mac	$3,845,000 par, 4.0%, due February 15, 2044	**	3,938,045
	FHLMC, Freddie Mac	$3,142,369 par, 3.5%, due October 01, 2047	**	3,160,635
	FHLMC, Freddie Mac	$297,786 par, 3.5%, due October 01, 2047	**	299,517
	FHLMC, Freddie Mac	$663,463 par, 4.5%, due October 01, 2047	**	695,556
	FHLMC, Freddie Mac	$3,380,210 par, 3.5%, due May 01, 2048	**	3,399,626
	FHLMC, Freddie Mac	$210,332 par, 4.0%, due March 15, 2040	**	216,286
	FHLMC, Freddie Mac	$530,342 par, 3.0%, due April 15, 2045	**	527,620

FHLMC, Freddie Mac	$894,598 par, 4.0%, due December 15, 2030	**	928,486
FHLMC, Freddie Mac	$138,382 par, floating rate, due March 15, 2040	**	138,851
FHLMC, Freddie Mac	$209,832 par, 3.5%, due September 15, 2040	**	212,568
FHLMC, Freddie Mac	$2,684,446 par, 3.5%, due October 15, 2053	**	2,722,131
FHLMC, Freddie Mac	$2,829,351 par, 4.5%, due November 01, 2048	**	2,943,988
FHLMC, Freddie Mac	$263,311 par, 4.5%, due December 01, 2048	**	279,823
FHLMC, Freddie Mac	$646,000 par, 3.244%, due August 25, 2027	**	647,984
FHLMC, Freddie Mac	$1,320,000 par, 3.926%, due June 25, 2028	**	1,393,036
FHLMC, Freddie Mac	$345,000 par, various rates, due November 25, 2027	**	347,733
FHLMC, Freddie Mac	$1,026,000 par, various rates, due August 25, 2028	**	1,079,326
FHLMC, Freddie Mac	$1,166,000 par, 3.243%, due April 25, 2027	**	1,171,804
Federal National Mortgage Association (FNMA), Fannie Mae	$1,632,000 par, 2.625%, due September 06, 2024	**	1,635,378
FNMA, Fannie Mae	$273,778 par, 3.0%, due September 25, 2030	**	274,083
FNMA, Fannie Mae	$2,807,112 par, 4.5%, due June 01, 2048	**	2,921,704
FNMA, Fannie Mae	$4,988,205 par, 3.5%, due February 01, 2048	**	5,013,525
FNMA, Fannie Mae	$96,362 par, 3.5%, due April 01, 2046	**	97,214
FNMA, Fannie Mae	$2,390,819 par, 3.5%, due June 01, 2046	**	2,411,815
FNMA, Fannie Mae	$320,888 par, 3.5%, due June 01, 2046	**	323,706
FNMA, Fannie Mae	$240,743 par, 3.5%, due July 01, 2046	**	242,858
FNMA, Fannie Mae	$152,906 par, 3.5%, due October 01, 2046	**	154,201
FNMA, Fannie Mae	$3,098,217 par, 3.0%, due November 01, 2046	**	3,044,160
FNMA, Fannie Mae	$250,583 par, 3.5%, due November 01, 2046	**	252,525
FNMA, Fannie Mae	$2,027,323 par, 3.5%, due December 01, 2046	**	2,043,872
FNMA, Fannie Mae	$1,232,987 par, 3.5%, due March 01, 2047	**	1,243,055
FNMA, Fannie Mae	$2,286,458 par, 3.5%, due March 01, 2047	**	2,305,127
FNMA, Fannie Mae	$194,391 par, 3.5%, due March 01, 2047	**	195,697
FNMA, Fannie Mae	$2,131,806 par, 3.5%, due April 01, 2047	**	2,149,212
FNMA, Fannie Mae	$376,168 par, 4.5%, due March 01, 2047	**	391,633
FNMA, Fannie Mae	$1,332,620 par, 4.0%, due June 01, 2044	**	1,375,664
FNMA, Fannie Mae	$220,253 par, 3.5%, due May 01, 2046	**	222,187
FNMA, Fannie Mae	$427,561 par, 3.5%, due June 01, 2046	**	431,296
FNMA, Fannie Mae	$2,595,603 par, 3.0%, due September 01, 2046	**	2,551,094
FNMA, Fannie Mae	$1,673,680 par, 3.5%, due January 01, 2047	**	1,685,963
FNMA, Fannie Mae	$202,354 par, 4.5%, due January 01, 2042	**	212,052
FNMA, Fannie Mae	$1,972,635 par, 3.0%, due November 01, 2046	**	1,938,808
FNMA, Fannie Mae	$582,996 par, 3.5%, due April 01, 2047	**	587,756
FNMA, Fannie Mae	$1,858,728 par, 4.0%, due April 01, 2048	**	1,909,526
FNMA, Fannie Mae	$108,891 par, 4.5%, due July 01, 2048	**	115,653
FNMA, Fannie Mae	$126,875 par, 4.5%, due July 01, 2048	**	133,971
FNMA, Fannie Mae	$169,629 par, 4.5%, due July 01, 2048	**	179,587
FNMA, Fannie Mae	$184,925 par, 4.5%, due August 01, 2048	**	195,782
FNMA, Fannie Mae	$120,056 par, 4.5%, due September 01, 2048	**	127,105
FNMA, Fannie Mae	$497,743 par, 4.5%, due August 01, 2048	**	525,124
FNMA, Fannie Mae	$1,801,687 par, 4.0%, due August 01, 2044	**	1,857,649
FNMA, Fannie Mae	$131,186 par, 4.5%, due September 01, 2048	**	138,886
FNMA, Fannie Mae	$154,413 par, 4.5%, due September 01, 2048	**	164,002
FNMA, Fannie Mae	$4,750,893 par, 3.5%, due September 01, 2047	**	4,776,007
FNMA, Fannie Mae	$165,437 par, 4.0%, due February 01, 2048	**	169,987
FNMA, Fannie Mae	$2,671,251 par, 4.5%, due August 01, 2048	**	2,777,233
FNMA, Fannie Mae	$94,282 par, 4.5%, due January 01, 2030	**	98,271
FNMA, Fannie Mae	$1,537,021 par, 3.0%, due July 01, 2046	**	1,510,664
FNMA, Fannie Mae	$2,697,530 par, 3.0%, due September 01, 2046	**	2,651,273
FNMA, Fannie Mae	$575,173 par, 3.0%, due October 01, 2046	**	565,310

FNMA, Fannie Mae	$4,326,761 par, 3.0%, due November 01, 2046	**	4,252,566
FNMA, Fannie Mae	$2,774,134 par, 3.0%, due March 01, 2033	**	2,778,073
FNMA, Fannie Mae	$2,790,434 par, 3.0%, due April 01, 2033	**	2,794,396
FNMA, Fannie Mae	$4,680,719 par, 4.0%, due August 01, 2048	**	4,794,704
FNMA, Fannie Mae	$1,093,139 par, 3.5%, due September 01, 2038	**	1,109,483
FNMA, Fannie Mae	$4,470,347 par, 4.5%, due November 01, 2048	**	4,647,368
FNMA, Fannie Mae	$3,837,043 par, 4.0%, due December 01, 2048	**	3,928,706
FNMA, Fannie Mae	$2,709,724 par, 5.0%, due September 01, 2048	**	2,853,326
FNMA, Fannie Mae	$289,341 par, floating rate, due November 25, 2036	**	289,391
FNMA, Fannie Mae	$1,325,218 par, 3.0%, due June 25, 2046	**	1,316,590
FNMA, Fannie Mae	$1,713,233 par, 2.5%, due November 25, 2045	**	1,676,854
FNMA, Fannie Mae	$548,425 par, 3.0%, due June 25, 2045	**	549,220
FNMA, Fannie Mae	$1,160,992 par, 4.0%, due May 25, 2053	**	1,208,484
FNMA, Fannie Mae	$1,266,223 par, 3.5%, due June 25, 2044	**	1,281,182
FNMA, Fannie Mae	$6,460,000 par, 2.5%, no maturity date	**	6,357,486
FNMA, Fannie Mae	$3,120,000 par, 3.0%, no maturity date	**	3,065,035
FNMA, Fannie Mae	$3,200,000 par, 3.5%, no maturity date	**	3,259,750
FNMA, Fannie Mae	$18,040,000 par, 3.5%, no maturity date	**	18,129,136
FNMA, Fannie Mae	$4,600,000 par, 4.0%, due February 15, 2034	**	4,731,712
FNMA, Fannie Mae	$11,640,000 par, 4.0%, no maturity date	**	11,914,634
FNMA, Fannie Mae	$3,145,000 par, 4.5%, no maturity date	**	3,268,712
FNMA, Fannie Mae	$6,540,000 par, 5.0%, no maturity date	**	6,879,825
FNMA, Fannie Mae	$6,260,000 par, 5.0%, no maturity date	**	6,576,055
FNMA, Fannie Mae	$1,408,525 par, various rates, due April 25, 2046	**	1,400,264
Government National Mortgage Association (GNMA), Ginnie Mae	$3,750,000 par, 4.0%, no maturity date	**	3,858,251
GNMA, Ginnie Mae	$1,735,000 par, 4.5%, due February 15, 2049	**	1,801,418
GNMA, Ginnie Mae	$2,835,000 par, 5.0%, due February 15, 2049	**	2,960,494
GNMA, Ginnie Mae	$2,663,636 par, 4.0%, due September 20, 2047	**	2,747,977
GNMA, Ginnie Mae	$3,159,783 par, 3.5%, due February 20, 2047	**	3,202,472
GNMA, Ginnie Mae	$3,412,664 par, 3.5%, due March 20, 2047	**	3,458,776
GNMA, Ginnie Mae	$3,267,487 par, 3.0%, due April 20, 2047	**	3,245,572
GNMA, Ginnie Mae	$492,960 par, 3.0%, due May 20, 2047	**	489,680
GNMA, Ginnie Mae	$1,627,383 par, 3.0%, due June 20, 2047	**	1,616,390
GNMA, Ginnie Mae	$5,924,521 par, 3.0%, due July 20, 2047	**	5,883,921
GNMA, Ginnie Mae	$2,097,612 par, 3.0%, due August 20, 2047	**	2,083,030
GNMA, Ginnie Mae	$4,546,360 par, 4.5%, due October 20, 2048	**	4,723,409
GNMA, Ginnie Mae	$2,806,651 par, 4.0%, due November 20, 2048	**	2,888,676
GNMA, Ginnie Mae	$3,055,780 par, 4.5%, due December 20, 2048	**	3,179,499
GNMA, Ginnie Mae	$4,086,327 par, 4.0%, due January 20, 2049	**	4,205,754
Illinois state taxable pension	$2,860,000 par, 5.1%, due June 01, 2033	**	2,736,419
New Jersey State Transportation Trust Fund Authority	$1,405,000 par, 5.754%, due December 15, 2028	**	1,544,671
New Jersey State Transportation Trust Fund Authority	$475,000 par, 6.561%, due December 15, 2040	**	584,416
Republic of Colombia	$425,000 par, 5.0%, due June 15, 2045	**	430,742
Republic of Colombia	$873,000 par, 4.5%, due March 15, 2029	**	893,524
Republic of Colombia	$829,000 par, 5.2%, due May 15, 2049	**	857,601
Republic of Peru	$1,195,000 par, 8.75%, due November 21, 2033	**	1,801,463
State of Qatar	$848,000 par, 4.5%, due April 23, 2028	**	895,335
State of Qatar	$5,412,000 par, 3.875%, due April 23, 2023	**	5,513,475
State of Qatar	$779,000 par, 5.103%, due April 23, 2048	**	835,697
U.S. Treasury Bond	$19,223,000 par, 2.5%, due January 31, 2024	**	19,276,305
U.S. Treasury Bond	$18,989,000 par, 3.125%, due November 15, 2028	**	19,785,646

U.S. Treasury Bond	$3,044,000 par, 2.5%, due May 15, 2046	**	2,755,414
U.S. Treasury Bond	$2,521,000 par, 2.75%, due September 30, 2020	**	2,531,243
U.S. Treasury Bond	$3,431,000 par, 2.75%, due August 31, 2023	**	3,477,507
U.S. Treasury Bond	$1,243,000 par, 3.0%, due October 31, 2025	**	1,279,756
U.S. Treasury Bond	$11,366,000 par, 4.75%, due February 15, 2037	**	14,553,811
U.S. Treasury Bond	$2,660,000 par, 5.0%, due May 15, 2037	**	3,508,290
U.S. Treasury Bond	$12,794,000 par, 3.0%, due August 15, 2048	**	12,761,516
U.S. Treasury Bond	$3,282,000 par, 3.0%, due May 15, 2047	**	3,277,898
U.S. Treasury Bond	$3,498,000 par, 3.0%, due February 15, 2048	**	3,488,846
U.S. Treasury Bond	$13,808,000 par, 3.125%, due May 15, 2048	**	14,111,666
U.S. Treasury Bond	$2,315,000 par, 3.0%, due November 15, 2045	**	2,317,713
U.S. Treasury Bond	$4,369,000 par, 2.75%, due August 15, 2047	**	4,150,039
U.S. Treasury Bond	$2,131,000 par, 2.75%, due November 15, 2047	**	2,022,453
U.S. Treasury Bond	$8,561,000 par, 2.5%, due December 31, 2020	**	8,565,683
U.S. Treasury Bond	$20,767,000 par, 2.875%, due November 15, 2021	**	21,006,298
U.S. Treasury Bond	$3,832,000 par, 1.625%, due August 31, 2022	**	3,726,022
U.S. Treasury Bond	$1,324,000 par, 1.875%, due September 30, 2022	**	1,298,502
U.S. Treasury Bond	$15,341,000 par, 2.625%, due December 31, 2023	**	15,468,039
U.S. Treasury Bond	$11,101,000 par, 2.875%, due October 31, 2023	**	11,313,051
U.S. Treasury Bond	$3,076,000 par, 2.5%, due January 15, 2022	**	3,081,288
U.S. Treasury Bond	$5,344,000 par, 2.5%, due March 31, 2023	**	5,356,110
U.S. Treasury Bond	$18,538,000 par, 2.625%, due June 30, 2023	**	18,677,758
U.S. Treasury Bond	$9,112,000 par, 2.875%, due November 30, 2025	**	9,312,036
U.S. Treasury Bond	$5,778,000 par, 2.125%, due December 31, 2022	**	5,710,288
U.S. Treasury Bond	$12,620,000 par, 2.875%, due October 31, 2020	**	12,701,828
U.S. Treasury Bond	$5,774,000 par, 2.75%, due May 31, 2023	**	5,847,076
U.S. Treasury Bond	$31,833,000 par, 2.75%, due November 30, 2020	**	31,985,958
U.S. Treasury Bond	$13,481,000 par, 2.875%, due November 30, 2023	**	13,750,620
U.S. Treasury Bond	$11,568,000 par, 2.875%, due September 30, 2023	**	11,786,253
U.S. Treasury Bond	$7,215,000 par, 2.75%, due July 31, 2023	**	7,308,853
U.S. Treasury Bond	$6,860,000 par, 2.625%, due February 28, 2023	**	6,909,035
U.S. Treasury Bond	$1,417,000 par, 2.5%, due January 31, 2021	**	1,417,996
U.S. Treasury Bond	$1,298,000 par, 3.375%, due November 15, 2048	**	1,392,102
Total Government Securities			599,689,498

Corporate Bonds
21st Century Fox Inc.	$992,000 par, 6.4%, due December 15, 2035	**	1,260,169
Abbot Labratories	$3,640,000 par, 2.9%, due November 30, 2021	**	3,636,986
Abbot Labratories	$1,440,000 par, 3.4%, due November 30, 2023	**	1,458,138
Abbvie Inc.	$1,603,000 par, 2.5%, due May 14, 2020	**	1,593,443
Abbvie Inc.	$1,412,000 par, 4.875%, due November 14, 2048	**	1,350,346
Abu Dhabi Crude Oil Pipeline LLC	$789,000 par, 4.6%, due November 2, 2047	**	798,326
Aercap Ireland Capital Designated Activity Company	$1,912,000 par, 4.5%, due May 15, 2021	**	1,934,636
AIG Global	$1,970,000 par, 1.95%, due October 18, 2019	**	1,960,975
Amerada Hess Corp	$744,000 par, 7.125%, due March 15, 2033	**	820,514
American Electronic Power	$1,527,000 par, 4.3%, due December 01, 2028	**	1,579,584
American International Group Inc.	$1,675,000 par, 4.5%, due July 16, 2044	**	1,578,775
Anadarko Petroleum Corp.	$894,000 par, 6.45%, due September 15, 2036	**	1,016,693
Anadarko Petroleum Corp.	$2,577,000 par, 6.95%, due June 15, 2019	**	2,611,882
Anheuser-Busch Cos LLC	$2,020,000 par, 4.9%, due February 1, 2046	**	1,926,405
Anheuser-Busch InBev Finance Inc	$1,338,000 par, 3.7%, due February 01, 2024	**	1,347,359
Anheuser-Busch InBev Worldwide Inc	$3,333,000 par, 4.15%, due January 23, 2025	**	3,423,208
Anheuser-Busch InBev Worldwide Inc	$1,114,000 par, 4.75%, due January 23, 2029	**	1,156,124

	Apple Inc.	$1,416,000 par, 4.5%, due February 23, 2036	**	1,517,714
	Apple Inc.	$1,565,000 par, 4.65%, due February 23, 2046	**	1,715,561
	Arcelormittal Luxembourg	$2,418,000 par, 6.125%, due June 01, 2025	**	2,600,559
	Arecelormittal	$1,548,000 par, 6.25%, due February 25, 2022	**	1,643,434
	AT&T Inc.	$2,261,000 par, 3.4%, due May 15, 2025	**	2,211,776
	AT&T Inc.	$544,000 par, 5.15%, due February 15, 2050	**	527,761
	AT&T Inc.	$2,269,000 par, 5.25%, due March 01, 2037	**	2,309,965
	Baidu Inc	$798,000 par, 4.375%, due May 14, 2024	**	812,816
	Banco Del Estado de Chile	$1,967,000 par, 2.668%, due January 8, 2021	**	1,930,119
*	Bank of America Corp.	$3,070,000 par, 3.499%, due May 17, 2022	**	3,094,511
*	Bank of America Corp.	$3,769,000 par, 4.0%, due January 22, 2025	**	3,798,621
	Barclay's PLC	$2,445,000 par, 4.338%, due May 16, 2024	**	2,418,983
	Barclay's PLC	$397,000 par, 4.95%, due January 10, 2047	**	382,097
	BB&T Corp	$643,000 par, 3.2%, due September 03, 2021	**	645,752
	Berkshire Hathaway Energy Co	$1,471,000 par, 2.375%, due January 15, 2021	**	1,456,380
	Berkshire Hathaway Financial Corp	$1,535,000 par, 4.2%, due August 15, 2048	**	1,575,177
	Berkshire Hathaway Financial Corp	$872,000 par, 4.25%, due January 15, 2049	**	903,280
	Black Hills Corp	$1,155,000 par, 4.35%, due May 01, 2033	**	1,132,989
	Campbell Soup Co	$2,172,000 par, 3.65%, due March 15, 2018	**	2,158,879
	Campbell Soup Co	$276,000 par, 4.8%, due March 15, 2048	**	243,932
	Capital One Financial Corp	$4,775,000 par, 3.9%, due January 29, 2024	**	4,808,907
	Citigroup Inc.	$3,743,000 par, 2.876%, due July 24, 2023	**	3,673,863
	Citigroup Inc.	$2,298,000 par, 4.45%, due September 29, 2027	**	2,331,597
	Citigroup Inc.	$630,000 par, 4.65%, due July 23, 2048	**	654,997
	Comcast Corp	$2,875,000 par, 4.7%, due October 15, 2048	**	3,002,411
	Comcast Corp	$252,000 par, 4.049%, due November 01, 2052	**	234,116
	Comcast Corp	$796,000 par, 4.6%, due October 15, 2038	**	822,777
	Continental Resources Inc	$3,506,000 par, 4.5%, due April 15, 2023	**	3,571,566
	Cooperatieve Rabobank UA	$1,148,000 par, 4.625%, due December 01, 2023	**	1,177,258
	Corporacion Nacional Del Cobre De Chile	$1,177,000 par, 4.375%, due February 05, 2049	**	1,124,506
	Credit Agricole	$3,215,000 par, 3.25%, due October 4, 2024	**	3,077,662
	CVS Health Corp	$2,269,000 par, 3.7%, due March 09, 2023	**	2,288,629
	CVS Health Corp	$1,078,000 par, 5.05%, due March 25, 2048	**	1,106,618
	Delmarva Power Co.	$454,000 par, 4.15%, due May 15, 2045	**	448,745
	Deutsche Telekom International Finance B.V.	$1,099,000 par, 2.225%, due January 17, 2020	**	1,093,886
	Devon Energy Corp New	$691,000 par, 4.0%, due July 15, 2021	**	696,746
	Dominion Energy Gas Holdings, LLC	$2,050,000 par, 2.962%, due July 1, 2019	**	2,049,026
	Dominion Energy Gas Holdings, LLC	$809,000 par, 2.5%, due December 15, 2019	**	806,673
	Dominion Energy Inc	$1,128,000 par, 5.95%, due June 15, 2035	**	1,278,313
	DowDuPont Inc	$1,399,000 par, 5.419%, due November 15, 2048	**	1,526,878
	DP World Ltd.	$490,000 par, 6.85%, due July 2, 2037	**	572,193
	DP World Ltd.	$404,000 par, 5.625%, due September 25, 2048	**	399,960
	Duke Energy Florida, LLC	$399,000 par, 2.1%, due December 15, 2019	**	397,740
	Emera US Finance LP	$1,050,000 par, 4.75%, due June 15, 2046	**	1,021,520
	Energy Transfer Partners	$2,424,000 par, 5.875%, due January 15, 2024	**	2,575,500
	Energy Transfer Partners	$1,727,000 par, 7.5%, due October 15, 2020	**	1,832,779
	Energy Transfer Partners	$2,209,000 par, 6.25%, due April 15, 2049	**	2,352,013
	Enterprise Products Operating LLC	$912,000 par, 3.5%, due February 01, 2022	**	920,807
	Eversource Energy Co.	$2,408,000 par, 2.75%, due March 15, 2022	**	2,375,885
	Exelon Corp	$960,000 par, 5.1%, due June 15, 2045	**	1,014,538
	FedEx Corp	$1,132,000 par, 3.4%, due January 14, 2022	**	1,141,582
	FirstEnergy Corp	$999,000 par, 3.9%, due July 15, 2027	**	977,472
	FirstEnergy Corp	$813,000 par, 4.85%, due July 15, 2047	**	827,310
	FirstEnergy Transmission LLC	$1,146,000 par, 4.35%, due January 15, 2025	**	1,166,437

FirstEnergy Transmission LLC	$965,000 par, 5.45%, due July 15, 2044	**	1,053,697
Ford Motor Co.	$111,000 par, 7.45%, due July 16, 2031	**	112,472
Ford Motor Co.	$744,000 par, 4.75%, due January 15, 2043	**	564,687
Fortis Inc.	$997,000 par, 2.1%, due October 04, 2021	**	960,338
Fortis Inc.	$1,131,000 par, 3.055%, due October 04, 2026	**	1,052,782
Fox Corp	$1,578,000 par, 5.476%, due January 25, 2039	**	1,652,308
GE Capital International Funding Company	$2,016,000 par, 4.418%, due November 15, 2035	**	1,799,455
General Electric Cap Corp	$785,000 par, 6.75%, due March 15, 2032	**	860,734
General Electric Co	$1,796,000 par, 2.7%, due October 09, 2022	**	1,720,701
General Motors Co	$2,190,000 par, 5.1%, due January 17, 2024	**	2,224,683
General Motors Co	$638,000 par, 6.25%, due October 02, 2043	**	619,754
Goldman Sachs Group Inc.	$1,132,000 par, 2.6%, due April 23, 2020	**	1,126,055
Goldman Sachs Group Inc.	$2,014,000 par, 4.223%, due May 01, 2029	**	2,022,731
Goldman Sachs Group Inc.	$1,739,000 par, 4.411%, due April 23, 2039	**	1,715,210
Halfmoon Parent Inc.	$729,000 par, 4.9%, due December 15, 2048	**	744,515
Halfmoon Parent Inc.	$3,230,000 par, 3.4%, due September 17, 2021	**	3,244,374
Halfmoon Parent Inc.	$2,250,000 par, 4.125%, due November 15, 2025	**	2,295,599
Halliburton Co	$2,832,000 par, 3.25%, due November 15, 2021	**	2,839,522
Home Depot Inc.	$1,123,000 par, 4.5%, due December 06, 2048	**	1,206,820
HSBC Holdings PLC	$2,052,000 par, floating rate, due May 18, 2024	**	2,080,681
ITC Holdings Corp.	$1,247,000 par, 2.7%, due November 15, 2022	**	1,206,552
Jersey Central Power & Light Co.	$785,000 par, 7.35%, due February 01, 2019	**	785,000
JPMorgan Chase & Co.	$1,724,000 par, 3.964%, due November 15, 2048	**	1,619,846
Kinder Morgan Energy Partners L P	$1,114,000 par, various rates, due March 01, 2043	**	1,074,105
Korea Souther Power Co LTD	$345,000 par, 3.0%, due January 29, 2021	**	343,561
LLPL Capital Pte. Ltd	$329,000 par, 6.875%, due February 04, 2039	**	343,695
Lowe's Companies Inc.	$1,059,000 par, 3.12%, due April 15, 2022	**	1,055,049
Maple Escrow Subsidiary Inc.	$3,345,000 par, 4.057%, due May 25, 2023	**	3,378,821
Marathon Petroleum Corp	$735,000 par, 3.4%, due December 15, 2020	**	735,168
MetLife Inc.	$1,146,000 par, 6.4%, due December 15, 2066	**	1,226,220
Midamerican Energy Co	$1,749,000 par, 4.25%, due July 15, 2049	**	1,796,092
Morgan Stanley	$1,933,000 par, 4.431%, due January 23, 2030	**	2,008,319
MPLX LP	$670,000 par, 5.5%, due February 15, 2049	**	688,955
National Australia Bank	$2,651,000 par, 3.7%, due November 4, 2021	**	2,679,668
New York Life Global	$1,925,000 par, 3.25%, due August 06, 2021	**	1,933,295
Newfield Exploration Co	$317,000 par, 5.375%, due January 1, 2026	**	325,718
Newfield Exploration Co	$463,000 par, 5.625%, due July 1, 2024	**	484,993
Newfield Exploration Co	$1,537,000 par, 5.75%, due January 30, 2022	**	1,596,559
Nextera Energy Cap Holdings Inc.	$3,523,000 par, 3.342%, due September 01, 2020	**	3,539,861
Noble Energy Inc.	$765,000 par, 5.05%, due November 15, 2044	**	707,901
Noble Energy Inc.	$1,126,000 par, 6.0%, due March 01, 2041	**	1,161,763
Nxp B V / Nxp Fdg LLC	$4,085,000 par, 4.625%, due June 01, 2023	**	4,161,594
Oneok Inc New	$633,000 par, 5.2%, due July 15, 2048	**	630,133
Oracle Corp	$809,000 par, 4.125%, due May 15, 2045	**	794,135
Pinnacle West Capital Corp	$722,000 par, 2.25%, due November 30, 2020	**	709,655
Progress Energy Inc.	$1,543,000 par, 7.75%, due March 01, 2031	**	2,056,257
Progress Energy Inc.	$1,888,000 par, 7.05%, due March 15, 2019	**	1,897,251
PT Indonesia Asahan Aluminium Persero	$974,000 par, 5.23%, due November 15, 2021	**	1,005,779
PT Indonesia Asahan Aluminium Persero	$637,000 par, 5.71%, due November 15, 2023	**	670,564
PT Indonesia Asahan Aluminium Persero	$563,000 par, 6.757%, due November 15, 2048	**	618,858
PT Pertamina Persero Global Medium Term	$531,000 par, 6.5%, due November 07, 2048	**	587,390
Sempra Energy	$1,317,000 par, 6.0%, due October 15, 2039	**	1,483,126
Sempra Energy	$1,048,000 par, 9.8%, due February 15, 2019	**	1,050,250
Sempra Energy	$587,000 par, 3.4%, due February 01, 2028	**	548,132

Southern California Edison Co	$1,098,000 par, 4.125%, due March 01, 2048	**	989,618
Starbucks Corp	$1,749,000 par, 3.8%, due August 15, 2025	**	1,763,349
Starbucks Corp	$291,000 par, 4.5%, due November 15, 2048	**	282,493
Sumitomo Mitsui Banking Corp	$1,079,000 par, 2.514%, due January 17, 2020	**	1,075,477
Suzano Austria GmbH	$1,407,000 par, 6.0%, due January 15, 2029	**	1,472,074
Svenska Handelsbanken AB	$3,481,000 par, 3.9%, due November 20, 2023	**	3,563,646
Syngenta Finance N.V.	$1,045,000 par, 4.892%, due April 24, 2025	**	1,022,992
Syngenta Finance N.V.	$707,000 par, 4.441%, due April 24, 2023	**	699,301
Tencent Holdings Ltd.	$1,432,000 par, 2.985%, due January 19, 2023	**	1,401,971
Tencent Holdings Ltd.	$678,000 par, 2.875%, due February 11, 2020	**	675,726
The Hartford Financial Services Group Inc.	$653,000 par, 5.5%, due March 30, 2020	**	670,143
Time Warner Inc.	$315,000 par, 7.3%, due July 01, 2038	**	350,614
Toronto-Dominion Bank	$817,000 par, 1.95%, due April 02, 2020	**	809,256
TTX Company	$1,719,000 par, 2.25%, due February 1, 2019	**	1,719,000
UBS AG London Branch	$979,000 par, 2.45%, due December 01, 2020	**	965,674
UDR, Inc.	$2,392,000 par, 4.4%, due January 26, 2029	**	2,453,802
Union Pacific Corp	$1,329,000 par, 4.5%, due September 10, 2048	**	1,359,159
United Technologies Corp	$2,044,000 par, 3.65%, due August 16, 2023	**	2,074,486
United Technologies Corp	$4,603,000 par, 4.125%, due November 16, 2028	**	4,734,540
United Technologies Corp	$262,000 par, 4.625%, due November 16, 2048	**	269,392
Verizon Communications Inc	$1,328,000 par, 4.329%, due September 21, 2028	**	1,373,905
Verizon Communications Inc.	$1,393,000 par, 4.272%, due January 15, 2036	**	1,355,839
Viacom Inc.	$250,000 par, 4.375%, due March 15, 2043	**	213,759
Vodafone Group PLC	$2,065,000 par, 4.125%, due May 30, 2025	**	2,069,382
Vodafone Group PLC	$1,325,000 par, 4.375%, due May 30, 2028	**	1,319,447
WEA Finance LLC	$923,000 par, 4.625%, due September 20, 2048	**	924,719
WEA Finance LLC	$1,710,000 par, 3.15%, due April 05, 2022	**	1,695,301
Wells Fargo & Co.	$828,000 par, 4.9%, due November 17, 2045	**	864,274
Wells Fargo Bank	$4,971,000 par, 3.625%, due October 22, 2021	**	5,043,905
Wesleyan University	$890,000 par, 4.781%, due July 01, 2116	**	880,164
Western Gas Partners Lp	$1,005,000 par, 3.95%, due June 01, 2025	**	964,513
Western Gas Partners Lp	$505,000 par, 4.0%, due July 01, 2022	**	506,710
Western Gas Partners Lp	$610,000 par, 5.375%, due June 01, 2021	**	629,358
Williams Cos Inc	$1,869,000 par, 8.75%, due March 15, 2032	**	2,518,851
Williams Partners LP	$455,000 par, 6.3%, due April 15, 2040	**	520,034
Xcel Energy Inc	$2,143,000 par, 2.4%, due March 15, 2021	**	2,110,893
Total Corporate Bonds			242,029,929

Asset-Backed Securities
Ajax Mortgage Loan Trust 2016-C	$632,820 par, various rates, due October 25, 2057	**	632,126
Ajax Mortgage Loan Trust 2017-A	$290,869 par, various rates, due April 25, 2057	**	288,631
American Credit Acceptance Receivables Trust 2018-2	$1,822,346 par, 2.92%, due August 12, 2021	**	1,821,129
American Credit Acceptance Receivables Trust 2018-2	$717,499 par, 2.94%, due January 10, 2022	**	717,212
American Credit Acceptance Receivables Trust 2018-3	$334,000 par, 3.49%, due June 13, 2022	**	334,765
American Express Credit Account Master Trust	$2,939,000 par, 1.93%, due September 15, 2022	**	2,913,877
American Express Credit Account Master Trust	$1,137,000 par, 2.966%, due April 15, 2026	**	1,134,278
American Express Credit Account Master Trust	$2,974,000 par, various rates, due May 15, 2023	**	2,939,564
AmeriCredit Automobile Receivables Trust 20	$1,043,000 par, 2.36%, due December 19, 2022	**	1,028,081
AmeriCredit Automobile Receivables Trust 20	$1,237,435 par, 1.83%, due May 18, 2021	**	1,235,091
AmeriCredit Automobile Receivables Trust 20	$1,309,500 par, 2.71%, due July 19, 2021	**	1,307,851

AmeriCredit Automobile Receivables Trust 20	$1,674,000 par, 3.45%, due June 18, 2024	**	1,680,907
BA Credit Card Trust 2017-1 NT Cl A	$1,810,000 par, 1.95%, due August 15, 2022	**	1,794,349
Bayview Opportunity Master Fund	$139,887 par, various rates, due November 28, 2032	**	139,454
Bayview Opportunity Master Fund	$10,744 par, various rates, due January 29, 2033	**	10,737
Bayview Opportunity Master Fund	$282,913 par, various rates, due September 28, 2033	**	283,059
BMW Floorplan Master Owner TR	$1,761,000 par, 2.844%, due May 15, 2023	**	1,760,998
Capital Auto Receivables Asset TR 2017-1	$262,340 par, 1.76%, due June 22, 2020	**	261,992
Capital One Multi-Asset Execution TR	$1,212,000 par, 1.99%, due July 17, 2023	**	1,197,915
Capital One Multi-Asset Execution TR	$2,530,000 par, 2.00%, due January 17, 2023	**	2,509,520
Capital One Multi-Asset Execution TR	$1,953,000 par, various rates, due July 15, 2027	**	1,956,123
CarMax Auto Owner TR 2017-3	$501,996 par, 1.64%, due September 15, 2020	**	500,830
CarMax Auto Owner TR 2018-2	$600,000 par, 3.16%, due July 17, 2023	**	603,140
CarMax Auto Owner TR 2018-3	$964,000 par, 3.27%, due March 15, 2024	**	970,341
CarMax Auto Owner TR 2018-4	$539,000 par, 3.48%, due February 15, 2024	**	548,396
Carmax Auto Owner TR 2019-1	$2,787,000 par, 3.26%, due August 15, 2024	**	2,797,259
Chase Issuance Trust	$2,119,000 par, 2.766%, due April 17, 2023	**	2,117,180
Citibank Credit Card Issuance TR 2017-A7 NT	$2,689,000 par, various rates, due August 08, 2024	**	2,691,686
Citibank Credit Card Issuance TR 2018-A2	$2,407,000 par, various rates, due January 20, 2025	**	2,400,263
Consumer Loan Underlying BD Club SER 18-P3	$1,914,000 par, 3.82%, due January 15, 2026	**	1,913,862
CPS Auto Receivables Trust SER 2017-C	$117,350 par, 1.78%, due September 15, 2020	**	117,243
CPS Auto Trust 2018-A	$912,353 par, 2.16%, due May 17, 2021	**	910,048
CPS Auto Trust 2018-D	$2,538,024 par, 3.06%, due January 18, 2022	**	2,536,745
CPS Auto Trust 2019-A	$2,795,000 par, 3.18%, due June 15, 2022	**	2,795,648
Credit Acceptance Auto Loan Trust 2018-1	$833,000 par, 3.01%, due February 16, 2027	**	827,141
Credit Acceptance Auto Loan Trust 2018-3	$927,000 par, 3.55%, due August 15, 2027	**	934,737
Discover Card Execution NT TR SER 2017-A	$911,000 par, 3.04%, due July 15, 2024	**	913,727
Discover Card Execution NT TR SER 2017-A	$2,388,000 par, various rates, due April 15, 2025	**	2,385,378
Drive Auto Receivables SR 18-1 CL B	$1,069,000 par, 2.88%, due February 15, 2022	**	1,068,136
Drive Auto Receivables Trust 2017-2 NT CL B	$95,834 par, 2.25%, due June 15, 2021	**	95,786
Drive Auto Receivables Trust 2017-3 CL B 2	$622,992 par, 2.3%, due May 17, 2021	**	622,553
Drive Auto Receivables Trust 2018-4 NT CL B	$1,863,000 par, 3.36%, due October 17, 2022	**	1,865,746
Drive Auto Receivables Trust 2019-1 NT	$2,577,000 par, 3.08%, due September 15, 2021	**	2,576,771
Drive Auto Receivables Trust SER 18-4	$1,799,256 par, 2.78%, due October 15, 2020	**	1,798,099
DT Auto Owner Trust 2018-2	$1,546,941 par, 3.43%, due May 16, 2022	**	1,548,279
DT Auto Owner Trust 2018-3	$2,274,417 par, 3.02%, due February 15, 2022	**	2,271,220
Exeter Automobile Receivables Trust	$959,752 par, 2.9%, due January 18, 2022	**	958,924
Exeter Automobile Receivables Trust	$590,626 par, 2.21%, due May 17, 2021	**	589,900
First Investments Auto Owner Trust 2018-1	$482,789 par, 2.84%, due May 16, 2022	**	482,223
Flagship Credit Auto Trust 2015-3	$15,317 par, 2.38%, due October 15, 2020	**	15,310
Ford Credit Auto Owner Trust 2017-C	$979,000 par, 2.01%, due March 15, 2022	**	970,539
Ford Credit Auto Owner Trust 2018-B	$1,551,000 par, 3.38%, due March 15, 2024	**	1,572,878
Ford Credit Auto Owner Trust SER 17-B	$406,332 par, 1.49%, due May 15, 2020	**	405,622
GCAT, LLC 2017-2	$292,815 par, various rates, due April 25, 2047	**	290,682
GCAT, LLC 2018-1	$362,459 par, various rates, due June 25, 2048	**	359,861
GM Financial Consumer Automobile Receivables	$1,635,295 par, 1.78%, due October 18, 2021	**	1,623,075
GM Financial Consumer Automobile Receivables	$1,898,000 par, 3.32%, due June 17, 2024	**	1,922,936
GM Financial Consumer Automobile Receivables	$1,371,000 par, 2.32%, due July 18, 2022	**	1,359,559

	Honda Auto Receivables Owner Trust 2017-4	$967,000 par, 2.05%, due November 22, 2021	**	959,257
	Nissan Auto Receivables 2018-C Owner Trust	$1,783,000 par, 3.27%, due June 16, 2025	**	1,806,520
	NYMT Residential 2016-RP1 LLC	$17,636 par, various rates, due March 25, 2021	**	17,609
	Oak Hill Advisors Residential LN TR 2017	$724,749 par, various rates, due June 25, 2057	**	709,692
	Oak Hill Advisors Residential LN TR 2017	$350,261 par, various rates, due June 25, 2057	**	343,695
	PRPM 2017-2 LLC CLS A1	$573,835 par, various rates, due September 25, 2022	**	568,647
	RCO V Mortgage LLC 2018-1	$1,198,584 par, 4.0%, due May 25, 2023	**	1,194,886
	Santander Drive Auto Receivables Trust 2017	$661,000 par, 3.56%, due July 15, 2024	**	664,113
	Vericrest Opportunity Loan Transferee	$192,678 par, various rates, due October 26, 2048	**	191,875
	Vericrest Opportunity Loan Transferee	$3,207,000 par, various rates, due January 25, 2049	**	3,210,624
	Vericrest Opportunity Loan Transferee	$1,332,599 par, various rates, due September 25, 2048	**	1,331,463
	Vericrest Opportunity Loan Transferee	$826,428 par, various rates, due September 25, 2048	**	822,682
	VOLT LXVIII LLC	$753,832 par, various rates, due July 27, 2048	**	753,921
	World OMNI Auto Receivables TR 2018-D	$3,519,000 par, 3.28%, due March 15, 2024	**	3,562,459
	Total Asset-Backed Securities			90,446,825

	Mortgage-Backed Securities
	Citigroup COML MTG TR 2016-P6 COML MTG	$726,000 par, 3.72%, due December 10, 2049	**	740,215
	Citigroup COML MTG TR SER 2013-GC17	$520,000 par, 4.131%, due November 10, 2046	**	542,256
	Citigroup MTG LN TR 2018-A	$500,958 par, various rates, due January 25, 2068	**	501,959
	CMO COMM 2013-CCRE12 MTG TR MTG PASS	$1,065,000 par, 3.765%, due October 10, 2046	**	1,090,509
	CMO COMM 2013-CCRE9 MTG TR COML MTG	$830,066 par, 4.3806%, due July 10, 2045	**	868,388
	CMO COMM 2013-LC6 MTG TR COML MTG	$649,000 par, 2.941%, due January 10, 2046	**	645,069
*	CMO Morgan Stanley Bank of America Merrill Lynch	$1,442,000 par, 3.732%, due May 15, 2048	**	1,475,489
*	CMO Morgan Stanley Bank of America Merrill Lynch	$899,000 par, various rates, due February 15, 2048	**	895,846
*	CMO Morgan Stanley Bank of America Merrill Lynch	$290,000 par, various rates, due July 15, 2046	**	300,816
*	CMO Morgan Stanley Bank of America Merrill Lynch	$571,000 par, 4.259%, due October 15, 2046	**	596,080
	COMM 2013-CCRE10 MTG TR	$593,237 par, various rates, due August 10, 2046	**	619,587
	COMM 2013-CCRE11 MTG TR COML MTG	$1,360,656 par, 3.983%, due October 10, 2046	**	1,408,213
	COMM 2013-CCRE8 MTG TR COML MTG PASSTHRU	$99,212 par, 3,612%, due June 10, 2046	**	101,047
	COMM 2014-CCRE16 MTG TR COML MTG	$653,000 par, 4.051%, due April 10, 2047	**	677,607
	COMM 2015-LC23 MTG TR	$1,116,000 par, 3.774%, due October 10, 2048	**	1,142,475
	COMM 2016-CCRE28 MTG TR	$1,187,000 par, 3.762%, due February 10, 2049	**	1,213,188
	COMM 2018-COR3 MTG TR	$782,000 par, 4.228%, due May 10, 2051	**	818,937
	COMM MORTGAGE TRUST SER 2013-CR7 CL A4	$494,641 par, 3.213%, due March 10, 2046	**	495,725
	Credit Suisse First Boston Mortgage Securities Corp	$81,404 par, 5.75%, due November 25, 2033	**	82,804
	Credit Suisse First Boston Mortgage Securities Corp	$702,438 par, 5.25%, due August 25, 2033	**	707,024
	CSAIL 2016-C7 COML MTG TR	$531,000 par, 3.502%, due November 15, 2049	**	529,862
	CSMC 2018-RPL7 TR	$805,823 par, various rates, due October 25, 2058	**	803,033
	CVS LEASE BACKED PASS THRU SER 2014 TR	$676,612 par, 4.163%, due August 11, 2036	**	639,466
	CWMBS Inc.	$797,243 par, 6.0%, due December 25, 2033	**	791,822
	GS Mortgage Securities Trust 2013-GCJ12	$344,000 par, 3.135%, due June 10, 2046	**	344,004
	GS Mortgage Securities Trust 2014-GC18	$490,000 par, 4.074%, due January 10, 2047	**	507,770

	GS MTG SECS TR 2014-GC18	$1,339,918 par, 3.801%, due January 11, 2047	**	1,370,216
	GS MTG SECS TR 2016-GS4	$341,000 par, 3.442%, due November 10, 2049	**	341,521
	JP Morgan Chase Commercial Mortgage Securities Trust	$665,000 par, 4.1664%, due December 15, 2046	**	693,770
	JP Morgan Mortgage Trust 2005-A1	$970,321 par, 3.759%, due February 25, 2035	**	964,872
	Morgan Stanley Capital I Trust 2018-H4	$459,000 par, 4.31%, due December 15, 2051	**	486,062
	Morgan Stanley Co. CAP I TR 2014-CPT	$1,307,000 par, 3.35%, due July 13, 2029	**	1,312,840
	RCO III Mortgage LLC	$660,513 par, 3.375%, due August 25, 2022	**	656,927
	STRUCTURED ADJ RATE MTG LN TR 2004-12	$180,714 par, 4.413%, due September 25, 2034	**	183,223
	Tharaldson Hotel Portfolio Trust 2018-THPT	$350,367 par, 2.647%, due November 11, 2034	**	347,723
	Wells Fargo Commercial Mortgage Trust 2016-C34	$193,000 par, 3.096%, due May 15, 2049	**	188,836
	Wells Fargo Commercial Mortgage Trust 2018-C44	$1,039,000 par, 4.212%, due May 15, 2051	**	1,087,966
	Wells Fargo Commercial Mortgage Trust 2015-C31	$830,000 par, 3.695%, due November 15, 2048	**	844,904
	Wells Fargo Commercial Mortgage Trust 2015-P2	$413,000 par, 3.809%, due December 15, 2048	**	423,816
	Wells Fargo Commercial Mortgage Trust 2016-LC25	$491,000 par, 3.64%, due December 15, 2059	**	493,733
	Wells Fargo Mortgage Backed Security Trust 2004-EE	$635,508 par, 3.518%, due December 25, 2034	**	647,800
	WFRBS Commercial Mortgage Trust 2013-C14	$538,000 par, 3.073%, due June 15, 2046	**	535,388
	WFRBS Commercial Mortgage Trust 2013-C14	$68,662 par, 3.337%, due June 15, 2046	**	68,993
	WFRBS Commercial Mortgage Trust 2014-C25	$536,000 par, 3.631%, due November 15, 2047		545,141
	Total Mortgage-Backed Securities			29,732,922

	Collective Investment Trusts/Collective Trust Funds
	BlackRock Institutional Trust Company, N.A.	MSCI USA Minimum Volatility Index Fund Class F	**	603,281,995
	BlackRock Institutional Trust Company, N.A.	MSCI ACWI ex-U.S. IMI Index Non-Lendable Fund Class F	**	1,761,684,992
	BlackRock Institutional Trust Company, N.A.	MSCI USA Momentum Index RSL Fund Class F	**	610,529,599
	BlackRock Institutional Trust Company, N.A.	MSCI USA Quality Index RSL Fund Class F	**	615,431,680
	BlackRock Institutional Trust Company, N.A.	MSCI USA Value Weighted Index RSL Fund Class F	**	619,481,000
	BlackRock Institutional Trust Company, N.A.	Russell 1000 Index Non-Lendable Fund Class F	**	6,245,622,242
	BlackRock Institutional Trust Company, N.A.	Russell 2000 Index Non-Lendable Fund Class F	**	344,133,047
	BlackRock Institutional Trust Company, N.A.	Russell 2500 Index Non-Lendable Fund Class F	**	719,466,575
	BlackRock Institutional Trust Company, N.A.	Government Short-Term Investment Fund	**	413,867,542
	BlackRock Institutional Trust Company, N.A.	U.S. Debt Index Non-Lendable Fund Class F	**	689,622,513
	BlackRock Institutional Trust Company, N.A.	U.S. Treasury Inflation Protected Securities Non-Lendable Fund Class F	**	236,628,214
	Global Trust Company	Altrinsic International Equity Collective Fund	**	488,328,868
	Global Trust Company	AQR Emerging Equities Collective Investment Fund Class C	**	261,641,662
	Global Trust Company	Victory Mid Cap Value Collective Fund	**	179,274,712
	Invesco Trust Company	Invesco Equity Global Real Estate Securities Trust	**	639,067,749
	JPMorgan Chase Bank, N.A.	JPMCB Short Duration Bond Fund	**	359,652,966
*	The Northern Trust Company	First State Investments Global Listed Infrastructure Fund	**	152,896,654
*	The Northern Trust Company	The Collective LSV International (ACWI EX US) Value Equity Fund	**	1,032,113,631
*	The Northern Trust Company	The Presima Global Real Estate Concentrated Collective Fund	**	422,847,633
*	The Northern Trust Company	Global Investments Collective Short-Term Investment Fund	**	3,409,324

Principal Global Investors Trust Company	Global Property Securities Fund	**	641,903,902
Prudential Trust Company	Prudential Core Plus Bond Fund	**	897,495,412
Reliance Trust Company	GQC Partners International Equity CIT Fund	**	733,526,331
Reliance Trust Company	Driehaus Emerging Markets Growth CIT Fund	**	266,287,901
Reliance Trust Company	Monarch Partners Small-Mid Cap Value Fund	**	182,419,871
SEI Trust Company	AEW Global Properties Trust Fund Class L	**	424,666,252
SEI Trust Company	Cohen & Steers Global Listed Infrastructure Fund	**	77,067,007
SEI Trust Company	CoreCommodity Management Diversified I CIT Fund	**	196,987,419
SEI Trust Company	Fiera Asset Management USA Collective Trust	**	758,748,720
SEI Trust Company	Gresham DJF Collective Investment Fund	**	132,737,399
SEI Trust Company	Jackson Square SMID-Cap Growth CIT Fund	**	134,549,633
SEI Trust Company	Nuveen Global Infrastructure Fund	**	153,956,292
The Goldman Sachs Trust Company, N.A.	Goldman Sachs Collective Trust Core Plus Fixed Income Fund	**	899,197,925
Wellington Trust Company, N.A.	Wellington Trust Company, NA CIF II Commodities Portfolio	**	343,141,807
Total Collective Investment Trusts/Collective Trust Funds			22,241,668,469

Total Investments			$27,644,615,656

Notes Receivable from Participants	Loans to participants, interest rates ranging from 4.25% to 6.50% with various maturities		$1,093,226,607
* Represents a party-in-interest.
** Column (d) cost information not required as accounts are participant directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Walmart 401(k) Plan

Date: July 18, 2019	By:	/s/ Adam Stavisky
Adam Stavisky
Senior Vice President, US Benefits, Global People
Walmart Inc.